RiverSource Life Insurance Company

70100 Ameriprise Financial Center

Minneapolis, MN 55474

1.800.862.7919

Accelerated Benefit Rider for Long-Term Care

This is an individual life insurance rider for long-term care services that covers Nursing Home Care, Assisted Living Care, Home Health Care, Adult Day Care services and Hospice Care.

This Rider’s Benefit. We will pay You an acceleration of the policy death benefit each month the Insured is a Chronically Ill Individual who is receiving Qualified Long-Term Care Services. All benefits are subject to the provisions of this rider. Rider benefits will also change other values of the policy; see Interaction of Rider and Policy provision of this rider.

Taxation. This rider is intended to be federally tax-qualified Long-Term Care insurance under Section 7702B(b) of the Internal Revenue Code of 1986, (herein referred to as the “Code”), as amended.

The benefit is intended to qualify for exclusion from income within the limits of the Code in effect at the issuance of this rider. Receipt of benefits more than those limits may be taxable. Consult a tax advisor regarding the taxation of any benefits received.

Caution. The issuance of this rider is based upon the responses to the questions in the application for the policy and this rider. A copy of Your application for the policy and this rider are attached to the policy. If Your or the Insured’s answers are incorrect or untrue, We have the right to deny benefits or rescind Your policy and/or this rider. The best time to clear up any questions is now, before a claim arises. If, for any reason, any of Your or the Insured’s answers are incorrect, contact Us at the address above.

Notice to Owner. This rider may not cover all the costs associated with long-term care services during the Period of Coverage. You are advised to carefully review all policy and rider limitations. THIS RIDER IS NOT MEDICARE SUPPLEMENT COVERAGE. If the Insured is eligible for Medicare, review the Guide to Health Insurance for People with Medicare available from Us. Receipt of accelerated death benefits under this rider may adversely affect the Insured’s eligibility for governmental benefits or public assistance programs, such as Medicaid.

NOTICE OF YOUR RIGHT TO EXAMINE THIS RIDER FOR 30 DAYS. If for any reason You are not satisfied with this rider, return it to Us or Our representative within 30 days after You receive it. We will then cancel this rider and refund the cost of this rider for which You have paid within 30 days after Our receipt of the returned rider. This rider will then be considered void from its start.

Renewability. This rider is guaranteed renewable. This means that We may not on Our own, cancel or reduce coverage provided by this rider. Subject to the Rider Termination provision, this rider will remain In Force for as long as the policy remains In Force and the required charges for this rider are paid. We have a limited right to change the cost of insurance rates as described in the Monthly Deduction for the Cost of this Rider provision.

ICC18 114930	1	4/19

Guide to Rider Provisions

Rider Definitions	Page 3
Rider Charges	Page 7
Eligibility for Benefits	Page 8
Limitations or Conditions on Eligibility for Benefits	Page 9
Interaction of Rider and Policy	Page 10
Claim Provisions	Page 12
General Provisions	Page 14

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RIDER DEFINITIONS

All services and facilities required to be available in the state where the policy was issued and defined under this rider will be covered even if the state licenses, certifies or registers the provider under a different name.

Activities of Daily Living. Those activities that measure the Insured’s ability for self-care. The Activities of Daily Living used in this rider to determine the level of care needed by Insured are:

1.	Bathing, which means washing oneself by sponge bath; or in either a tub or shower, including the task of getting in or out of the tub or shower.

2.

Continence, which means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag.

3.	Dressing, which means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

4.	Eating, which means feeding oneself by getting food into his or her body from a receptacle (such as a plate, cup, or table or by a feeding tube or intravenously).

5.	Toileting, which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

6.	Transferring, which means moving into or out of a bed, chair, or wheelchair.

Adult Day Care. A state-licensed or certified program for a specified number of individuals that provides social, health-related or both types of services during the day in a community group setting. The purpose of Adult Day Care is to support frail, impaired elderly or other disabled adults who can benefit from care in a group setting outside the home.

Adult Day Care Center. A facility that is licensed or certified by the state in which it operates to provide a planned program of Adult Day Care. If the state does not license or certify such facilities, then it must be operated pursuant to all applicable laws and meet all of the following standards:

1.

Provides Adult Day Care in a protective setting and under appropriate supervision. This includes personal, social, and related supportive services that are designed to meet the needs of Chronically Ill Individuals through an individualized service plan;

2.	Is staffed by persons formally trained to support the needs of Chronically Ill Individuals;

3.	Provides medication management services by or under the supervision for appropriately licensed staff;

4.	Operates on a less than 24-hour basis;

5.	Keeps written records of services for each person; and

6.	Has established procedures for obtaining appropriate aid in the event of a medical emergency.

Assisted Living Care. Personal or custodial monitoring and assistance with Activities of Daily Living provided in a residential care facility setting that is licensed or certified by the appropriate agency.

Assisted Living Facility. A facility that is licensed or certified by the appropriate agency to engage primarily in providing ongoing care and related services to inpatients in one location. If the state does not license or certify such facility, then it must be a residential facility operated pursuant to all applicable laws and meet all of the following standards:

a.	provides 24-hour-a-day care and services sufficient to support needs of Chronically Ill Individuals;

b.	has an awake, trained and ready to respond employee on duty at all times to provide that care;

c.	provides three meals a day and accommodates special dietary needs;

d.	makes and keeps records of all care and services provided to each resident;

e.	has formal written procedures for obtaining appropriate aid in the event of a medical emergency; and

f.	has appropriate methods and procedures for handling and administering drugs and biologics.

Examples of such facilities that may meet all of these requirements include Alzheimer’s or memory care facilities or Assisted Living Facilities that are either free-standing facilities or part of a life-care community. They may also be met by some personal care and adult congregate care facilities.

An Assisted Living Facility does not mean:

1.	a Hospital or clinic;

2.	a sub-acute care or rehabilitation Hospital;

3.	a sheltered living accommodation that provides domiciliary, residency or retirement care;

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4.	a home or facility that primarily treats alcoholism, drug addiction, or a Mental or Nervous Disorder;

5.	a Nursing Home Facility; or

6.	a Hospice Care Facility.

If a facility has multiple licenses, a portion, wing, ward or unit will qualify as an Assisted Living Facility only if it is engaged primarily in providing care and service that meet all of the above criteria.

Calendar Month. The consecutive day period (e.g., 28, 29, 30 or 31-day period, as the case may be) that begins at 12:01 a.m. on the first day of a month.

Chronically Ill Individual. An individual who has been certified, within the preceding 12 months, by a Licensed Health Care Practitioner as:

1.	being unable to perform (without Substantial Assistance from another person) at least two Activities of Daily Living for a period of at least 90 days due to a loss of functional capacity; or

2.	requiring Substantial Supervision to protect such individual from threats to health and safety due to Severe Cognitive Impairment.

Elimination Period. The number of calendar days, beginning the first day the Insured first receives a Qualified Long-Term Care Service and is Chronically Ill, that are required while this rider is In Force before any benefit is available under this rider. The Elimination Period is shown under Policy Data. Once the Elimination Period begins, each calendar day counts toward the Elimination Period as long as the Insured remains Chronically Ill, regardless if they receive a Qualified Long-Term Care Service on a day. The calendar days need not be continuous. If the Insured does not remain Chronically Ill during the entire period, multiple occurrences of being Chronically Ill can be used to satisfy the Elimination Period; however, the Elimination Period must be satisfied within a period of 730 consecutive days. The Elimination Period must be satisfied only once while this rider is In Force. Benefits will not be retroactively paid for the Elimination Period.

Home Health Care. Medical or non-medical services provided by a Home Health Care Agency at the Insured’s place of residence which must be outside of a Hospital or Nursing Home, Assisted Living or Hospice Care Facility.

Such services include, but are not limited to:

1.	part-time and intermittent skilled nursing services;

2.	home health aide services;

3.	physical therapy;

4.	occupational therapy;
5.	chemotherapy;

6.	speech therapy;

7.	audiology services; and

8.	medical social services provided by a social worker.

Home Health Care Agency. An entity which provides Home Health Care and which meets at least one of the following requirements:

1.	it is licensed as a Home Health Care Agency by the state in which the Home Health Care is provided; or

2.

it possesses one of the following certifications in the state in which the Home Health Care is provided - Medicare Certification; Joint Commission on Accreditation of Health Care Organizations (JCAHO); or Community Health Accreditation Program (CHAP) Certification; or

3.	it provides Home Health Care through two or more employees of an organization that is in the business of providing Home Health Care according to the laws of the state in which it is located.

Hospice Care. Services designed to provide palliative care and alleviate the Insured’s physical, emotional and social discomforts if he or she is a Chronically Ill Individual and Terminally Ill.

Hospice Care Facility. A facility that is appropriately licensed or certified to provide Hospice Care in the state in which it operates.

If the state does not license or certify such entities, then it must be operated pursuant to law and provide a formal Hospice Care program directed by a Physician on an inpatient basis. Hospice Care Facility does not mean a Hospital or clinic, a community living center or a place that provides residential care only.

Hospital. A place which, by law, provides care and treatment for sick or injured persons as resident bed patients. It must provide:

1.	a registered nurse or licensed practical nurse on duty at all times to supervise 24-hour nursing service;

2.	the means for diagnosis, treatment, and surgery; and

3.	a Physician present or on call at all times to supervise all care.

Immediate Family. The Insured’s spouse, civil union or domestic partner as recognized by the Insured’s state of residence. Immediate Family also includes the following relatives of the Insured or the Insured’s spouse, civil union or domestic partner:

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1.	parents;

2.	grandparents;

3.	siblings;

4.	children;

5.	stepchildren; and

6.	grandchildren.

Immediate Family also includes the spouse, civil union or domestic partner of any of the above.

Independent Home Health Care Provider. A care provider approved by Us and who is not employed by a Home Health Care Agency who has:

1.	the documented training and/or experience that We agree is consistent with the services to be provided to the Insured; and

2.	when legally required, the appropriate license or certification to provide the services.

Insured. Insured means the Insured of the policy to which this rider is attached. It does not include any Insured of any other riders attached to the policy.

Licensed Health Care Practitioner. A Physician, a registered professional nurse, a licensed social worker, or any other individual who meets the requirements as may be prescribed by the U.S. Secretary of the Treasury.

The following do not qualify as a Licensed Health Care Practitioner under this rider: You, the Insured, a member of Your or the Insured’s Immediate Family, or anyone who is under suspension from Medicare or Medicaid.

Maintenance or Personal Care Services. Assistance with simple health care tasks that the Insured receives in his or her home from an Independent Home Health Care Provider. This includes:

1.	personal hygiene;

2.	performing Activities of Daily Living; and

3.	managing medications.

This also includes supervision needed when the Insured has a Severe Cognitive Impairment.

Maximum Monthly Benefit. The maximum monthly amount We will pay in a full Calendar Month for Qualified Long-Term Care Services for the Insured. This amount may change due to subsequent policy transactions; see the Effect of Policy Transactions and Provisions on Rider Benefits provision of the rider for more information. It is equal to the lesser of:

1.	the Rider Specified Amount shown under Policy Data multiplied by the Monthly Benefit Percent shown under Policy Data;

2.	the Maximum Monthly Benefit Limit shown under Policy Data; or

3.	the Remaining Amount to be Accelerated.

Medicare. The Health Insurance for the Aged Act, Title XVIII of the Social Security Amendments of 1965, as then constituted or later amended.

Mental or Nervous Disorder. Neurosis, psychoneurosis, psychopathy, psychosis, or mental or emotional disease or disorder as defined by the most current Diagnostic and Statistical Manual of Mental Disorders (DSM) published by the American Psychiatric Association. If the DSM is discontinued or replaced, the diagnostic manual in use by the American Psychiatric Association as of the date of the Insured’s diagnosis will be used. (Alzheimer’s disease and senile dementia are not considered Mental or Nervous Disorders).

Monthly Benefit Payment. The amount We will pay You, or to any individual authorized to act on behalf of You, for a Calendar Month of Qualified Long-Term Care Services. We will pay a proportionate amount of the Maximum Monthly Benefit for each date of Qualified Long-Term Care Service rendered.

Such Monthly Benefit Payments will be limited to the Qualified Long-Term Care Services incurred in the 90 calendar days prior to Us receiving Proof of Loss. Any eligible Qualified Long-Term Care Services incurred prior to the 90-calendar day limit may be counted toward the Elimination Period.

You may request a lower monthly benefit amount. However, the Monthly Benefit Payment may not be less than $500.

Any rider benefit payable after the death of the Insured will be made payable to You, if living, otherwise to the policy’s beneficiary.

Nursing Home Care. Nursing care and related services provided on an in-patient basis by a licensed or certified facility.

Nursing Home Facility. A facility that provides skilled nursing care, intermediate care, or custodial care. The facility must be licensed or certified as a Nursing Home Facility by the appropriate state licensing agency. If the facility is not licensed, it must meet all of the following requirements:

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1.

a registered nurse, licensed practical nurse or licensed vocational nurse on duty at all times to supervise 24-hour nursing service, which includes, at a minimum, complete medication administration services; and

2.	at least one registered nurse, licensed practical nurse or licensed vocational nurse who is employed full time on the day shift; and

3.	a Physician to supervise the operation of the facility who is either employed by or under written contract with the facility; and

4.

is a participant in the Medicare or Medicaid program, or operates under a planned program of policies and procedures that were developed with the advice of a professional group of at least one Physician and nurse; and

5.	maintains a daily medical record of care provided to all residents; and

6.	has access to emergency medical care.

A Nursing Home Facility does not include that part of any facility that is primarily:

1.	a clinic or Hospital;

2.	a sub-acute care or rehabilitation Hospital;

3.	a sheltered living accommodation that provides domiciliary, residency, or retirement care; or

4.	a home or facility that primarily treats drug addiction, alcoholism, or a Mental or Nervous Disorder.

Period of Coverage. The period of time during which the Insured receives services that are covered under this rider. A Period of Coverage will end on the earliest of the following dates:

1.	the date the Insured is no longer receiving Qualified Long-Term Care Services;

2.

the date We determine the Insured is no longer eligible to receive benefits under the terms of this rider because the Insured no longer meets the requirements under the eligibility for Payment of Benefits provision;

3.	the date when You request that We Terminate benefit payments under this rider;

4.	the date when the total benefits paid under this rider equals the current Rider Specified Amount;

5.	the date that You surrender the policy;

6.	the date We make a payment under the Accelerated Death Benefit Rider for Terminal Illness; or
7.	the date of death of the Insured.

Physician. Has the same meaning as set forth in Section 1861 (r) (1) of the Social Security Act, as amended, and means a Doctor of Medicine or osteopathy legally authorized to practice medicine and surgery by the state in which he or she performs such function or action.

Plan of Care. A written individualized plan of services designed especially for the Insured. This Plan of Care must:

1.	specify the type, frequency and providers of all the services the Insured requires; and

2.	be in accordance with accepted medical and nursing standards of practice; and

3.	be approved by a Licensed Health Care Practitioner.

A Plan of Care must be updated as the Insured’s condition and needs change to reflect changes in the Insured’s functional or cognitive abilities, social situation, and care services needed. A copy of the revised Plan of Care must be on file with Us each time it is updated. We reserve the right to discuss the Plan of Care with the Licensed Health Care Practitioner and the Insured’s Physician. We reserve the right to request periodic updates regarding the Plan of Care, but not more frequently than once every 90 days. We may verify that the Plan of Care is appropriate and consistent with generally accepted standards. No more than one Plan of Care may be in effect at a time.

Pre-existing Condition. A condition for which medical advice or treatment was received by (or recommended to) the Insured from a provider of health care services within six months preceding the effective date of this rider.

Qualified Long-Term Care Services. Services that meet the requirements of 7702(c)(1) of the Internal Revenue Code of 1986, as amended, as follows: necessary diagnostic, preventive, therapeutic, curing, treating, mitigating and rehabilitative services, and Maintenance or Personal Care Services, which are:

1.	required for treatment of a Chronically Ill Individual; and

2.	provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner; and

3.	provided in a Nursing Home Facility, an Assisted Living Facility, an Adult Day Care Center, Hospice Care Facility, Home Health Care Agency, or by an approved Independent Home Health Care Provider.

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Remaining Amount to be Accelerated. The remaining death benefit to be accelerated under this rider. It is the Rider Specified Amount less total Monthly Benefit Payments paid to date.

Rider Specified Amount. The maximum death benefit amount that may be accelerated. This amount is chosen in Your application for this rider and is shown under Policy Data.

While this rider is In Force, You may request to decrease the Rider Specified Amount. Decreases may only be made after the first policy year. You may decrease the Rider Specified Amount once per year by Written Request. The decrease will be effective on the Monthly Date on or next following Our receipt of Your Written Request. Decreases are not allowed during a Period of Coverage.

The Rider Specified Amount may change due to subsequent policy transactions. See the Effect of Policy Transactions and Provisions on Rider Benefits provision of this rider for more information.

Substantial Assistance. The physical hands-on assistance of another person without which the Insured is unable to perform the Activity of Daily Living; or the presence of another person within arm’s reach that is necessary to prevent, by physical intervention, injury to the Insured while he or she is performing the Activity of Daily Living.

Substantial Supervision. Continual supervision (which may include cuing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the severely cognitively impaired individual from threats to his or her health or safety (such as may result from wandering).

Severe Cognitive Impairment. A deficiency in a person’s short-term or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. The degree of cognitive impairment is measured by clinical evidence and standardized tests that reliably measure impairment in the person’s:

1.	short-term or long-term memory;

2.	orientation as to people, places and times; and

3.	deductive or abstract reasoning.

Terminally Ill. The Insured has a life expectancy of 12 months or less, as certified by a Physician. United States. This means the 50 states and the District of Columbia.

RIDER CHARGES

Monthly Deduction for the Cost of this Rider.

The cost of this rider for the policy month is calculated as:

a x b x (1 – c /d)
1000

Where:

a.	is the monthly cost of insurance rate for this rider described below;

b.	is the Remaining Amount to be Accelerated;

c.

is the Policy Value at the beginning of the policy month. At this point the Policy Value has been reduced by the monthly deduction except for the part of the monthly deduction that pays for the cost of insurance;

d.	is the policy death benefit as described in the Death Benefit section of the policy.

The monthly cost of insurance rate is based on the Insured’s sex, issue age, risk class, duration and the Monthly Benefit Percent shown under Policy Data. We may change the cost of insurance rates from time to time. Changes to the cost of insurance rate will apply to all individuals of the same risk class as the Insured. Cost of insurance rates will be determined by Us based on Our expectations of investment earnings, persistency, expenses, reinsurance costs and morbidity.

The cost of insurance rates for this rider will not exceed the guaranteed maximum monthly cost of insurance rates for this rider shown under Policy Data. Any changes will be effective on the next monthly anniversary date of Your policy. We will give You 60 days prior notice of any changes.

The monthly deduction for the cost of this rider will apply while this rider and the policy are in effect. The monthly deduction for the cost of this rider will not be charged beyond the age where the monthly deduction of the policy is no longer charged. The monthly cost for this rider will be waived once Monthly Benefit Payments begin.

No-Lapse Cost of Insurance of this Rider. If the policy contains a no-lapse value, there will be a no-lapse cost of insurance for this rider. The no-lapse cost of insurance for the rider for the policy month will be the same calculation described in the monthly deduction for the cost of this rider provision where:

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a.	is the monthly no-lapse cost of insurance rate for this rider described below;

b.	is the Remaining Amount to be Accelerated;

c.

is the no-lapse value at the beginning of the policy month. At this point the no-lapse value has been reduced by the monthly deduction except for the part of the monthly deduction that pays for the cost of insurance;

d.	is the policy Specified Amount.

The monthly no-lapse cost of insurance rate for this rider is based on the Insured’s sex, issue age, risk class, duration and the Monthly Benefit Percentage shown under Policy Data. We reserve the right to reduce the rider no-lapse cost of insurance rates from the rider no-lapse cost of insurance rates shown under Policy Data. If the rider no-lapse cost of insurance rates is reduced, the rates may be reduced again, but will never increase. Any change will apply to all individuals of the same risk class as described in the monthly deduction for the cost of this rider.

The monthly no-lapse cost of this rider will apply while this rider and the no-lapse guarantee in the policy are in effect. The no-lapse monthly deduction for the cost of this rider will not be charged beyond the age where the monthly deduction of the policy is no longer charged. The monthly no-lapse cost for this rider will be waived once Monthly Benefit Payments begin.

ELIGIBILITY FOR BENEFITS

Eligibility for the Payment of Benefits. We must receive the following documentation before any benefits are payable:

1.	A current written eligibility certification from a Licensed Health Care Practitioner that certifies that the Insured is a Chronically Ill Individual;

2.	Proof that the Insured received or is receiving Qualified Long-Term Care Services pursuant to a Plan of Care;

3.	Proof that the Elimination Period has been satisfied; and

4.	Written Notice of a Claim and Proof of Loss, as described in the Claim Provisions, in a form satisfactory to Us.

In addition:

1.	coverage under this rider is In Force on the date(s) care is received; and
2.	the Insured meets the additional requirements specific to any International Benefit claimed.

Monthly Benefit Payments will be limited to the Qualified Long-Term Care Services incurred in the 90 calendar days prior to Us receiving Proof of Loss. Any eligible Qualified Long-Term Care Services incurred prior to the 90 calendar day limit may be counted toward the Elimination Period.

When a Licensed Health Care Practitioner has certified that the Insured is unable to perform Activities of Daly Living for an expected period of 90 days due to a loss of function capability and the Insured is in claim status, the certification cannot be rescinded, and We cannot require additional certifications be performed until after the expiration of the 90-day period.

Chronically Ill Individual. An individual who has been certified, within the preceding 12 months, by a Licensed Health Care Practitioner as:

1.	begin unable to perform (without Substantial Assistance from another person) at least two Activities of Daily Living for a period of at least 90 days due to a loss of functional capacity; or

2.	requiring Substantial supervision to protect such individual from threats to health and safety due to Severe Cognitive Impairment.

Activities of Daily Living. Those activities that measure the Insured’s ability for self-care. The Activities of Daily Living used in this rider to determine the level of care needed by Insured are:

1.	Bathing, which means washing oneself by sponge bath; or in either a tub or shower, including the task of getting in or out of the tub or shower.

2.

Continence, which means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag.

3.	Dressing, which means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

4.	Eating, which means feeding oneself by getting food into his or her body from a receptacle (such as a plate, cup, or table or by a feeding tube or intravenously).

5.	Toileting, which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

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6.	Transferring, which means moving into or out of a bed, chair, or wheelchair.

Severe Cognitive Impairment. A deficiency in a person’s short-term or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. The degree of cognitive impairment is measured by clinical evidence and standardized tests that reliably measure impairment in the person’s:

1.	short-term or long-term memory;

2.	orientation as to people, places and times; and

3.	deductive or abstract reasoning.

When Rider Benefits Begin. We will begin Monthly Benefit Payments under this rider when:

1.	the Eligibility for the Payment of Benefits Conditions are met; and

2.	a claim for benefits has been approved by Us.

International Benefits. To be eligible for International Benefits the following must occur:

1.	the Insured must be a Chronically Ill Individual and confined in a Nursing Home Facility, Assisted Living Facility or Hospice Care Facility outside of the United States; and

2.	the Licensed Health Care Practitioner providing the certification or recertification must be licensed to practice in the United States.

The monthly benefit will equal a x (b/30) x c where:

a.	is the Maximum Monthly Benefit;

b.	is the number of days during the month that the Insured was a Chronically Ill Individual and is confined in a Nursing Home Facility, Assisted Living Facility, or Hospice Care Facility;

c.	is the International Benefit Percent as shown under Policy Data.

All benefits will be paid in U.S. currency. The Insured is responsible for providing all evidence of eligibility for the payment of benefits under this provision to Us. While benefits are being paid under this provision, We reserve the right to verify that all of the criteria for eligibility for benefits under the rider and this provision continue to be satisfied.

Extension of Benefits. If while the Insured is confined to a Nursing Home Facility, the policy lapses before the current Rider Specified Amount has been paid, benefits for that confinement may be payable. Benefits may be payable provided the confinement began when the rider was in-force and continues without interruption after policy Termination. Benefits may continue until the earliest of the following dates:

1.	the date the Insured is discharged from such confinement; or

2.	the date when the current Rider Specified Amount has been paid; or

3.	the date of death of the Insured.

If benefits are payable under this provision, there will be no Death Benefit payable to the beneficiary or beneficiaries named in the policy.

This Extension of Benefits is subject to all other provisions of this rider (including but not limited to the Elimination Period and Eligibility for the Payment of Benefits provisions).

LIMITATIONS OR CONDITIONS ON THE ELIGIBILITY FOR BENEFITS

EXCLUSIONS

Coverage will not be provided for any Qualified Long-Term Care Services which are:

1.	provided to the Insured when the business or organization providing such care is owned or operated by an Immediate Family member;

2.	provided by the Insured’s Immediate Family unless:

a.	the Immediate Family member is an employee of the business or organization providing the treatment, service or care; and

b.	the business or organization receives payment for the treatment, service or care.

3.	as a result of attempted suicide while sane or insane, or intentionally self-inflicted injuries;

4.	incurred before the effective date of this rider;

5.	as a result of alcoholism or drug addiction (unless drug addiction was a result of the administration of drugs as part of treatment by a Physician);

6.	due to war (declared or undeclared) or any act of war, or service in any of the armed forces or auxiliary units;

7.	due to committing or attempting to commit or participating in a felony, riot or insurrection;

8.	as a result of participation in any form of aviation other than as a fare-paying passenger;

9.	for care received outside the United States except for as provided to the Insured under the International Benefit provision in this rider; or

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10.	for treatment provided in a Veteran’s Administration or government facility, unless the Insured or the Insured’s estate is charged for the confinement or services or unless otherwise required by law.

Pre-existing Conditions Limitation. No benefits will be provided under this rider during the first six months for Qualified Long-Term Care Services received by the Insured due to a Pre-existing Condition. In addition, the Elimination Period will not begin during the first six months if the initial Qualified Long-Term Care Service received by the Insured was due to a Pre-existing Condition.

INTERACTION OF RIDER AND POLICY

Effect of Policy Transactions and Provisions on Rider Benefits. The following policy transactions or policy provisions could impact the Rider Specified Amount and the Remaining Amount to be Accelerated. Any change in the Rider Specified Amount and the Remaining Amount to be Accelerated, if necessary, will be effective the same date as the policy transaction and could cause a change in the Maximum Monthly Benefit.

Decreases in the policy Specified Amount. A decrease in the policy Specified Amount, including a requested decrease, a decrease due to misstatement of age or sex, or a decrease due to a change from death benefit option 1 to death benefit option 2, may cause a decrease in the Rider Specified Amount and the Remaining Amount to be Accelerated. A decrease would occur if the Remaining Amount to be Accelerated prior to the change divided by the new policy Specified Amount is greater than the Maximum Rider Specified Amount Percent shown under Policy Data. If this occurs, the Rider Specified Amount and the Remaining Amount to be Accelerated will be decreased by the following amount:

a - (b x c)

where:

a.	is the Remaining Amount to be Accelerated prior to the decrease in the policy Specified Amount;

b.	is the Maximum Rider Specified Amount Percent shown under Policy Data; and

c.	is the policy Specified Amount immediately after the decrease.

Partial Surrender. Any partial surrender made under the policy will decrease the Rider Specified Amount and the Remaining Amount to be Accelerated. The new Remaining Amount to be Accelerated will equal:

a x (1 - b / c)

where:

a.	is the Remaining Amount to be Accelerated immediately prior to the partial surrender; and

b.	is the amount of the partial surrender and partial surrender fee; and

c.

is the policy Specified Amount immediately prior to the partial surrender if death benefit option 1 is in effect or is the policy death benefit immediately prior to the partial surrender if death benefit option 2 is in effect.

The Rider Specified Amount will decrease by the same dollar amount as the Remaining Amount to be Accelerated.

Increases in the policy Specified Amount. The Rider Specified Amount and the Remaining Amount to be Accelerated will not increase even if there is an increase in the policy Specified Amount due to a requested increase or an increase due to a change from death benefit option 2 to death benefit option 1.

Death Benefit on or after the Insured’s Attained Age 120 Anniversary. While the Death Benefit on or after the Insured’s Attained Age 120 Anniversary section of Your policy is in effect, the Remaining Amount to be Accelerated will be reduced by the amount the Remaining Amount to be Accelerated exceeds the policy Proceeds that would be payable upon death of the Insured.

Effect of Rider on Policy. The Rider will affect the following items in the policy:

1.

While the policy and rider are In Force, the Proceeds payable upon death of the Insured of the policy will be the greater of the Proceeds of the policy or the Residual Death Benefit shown under Policy Data less Indebtedness.

2.

While death benefit on or after the Insured’s Attained Age 120 Anniversary section of Your policy is in effect, then policy Proceeds that would be payable upon death of the Insured are reduced by each rider benefit payment and the amount of any partial surrender and the applicable partial surrender charge during this time.

Effect of Rider Claim and Benefit Payments on the Policy. Rider benefit payments will impact certain policy provisions and values. These include the following:

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1.	Upon Notice of Claim, the following are not permitted:

a.	Partial surrenders and additional loans, not including loans taken to pay for interest due on existing Indebtedness; and

b.	Death benefit option changes from death benefit option 1 to death benefit option 2.

2.

Once Monthly Benefit Payments begin, decreases in the policy Specified Amount are not permitted if the decrease would lead to a decrease in the Rider Specified Amount and the Remaining Amount to be Accelerated as described in the Effect of Policy Transactions and Provisions on the Rider Benefits provision.

3.	Upon Notice of Claim, the following will occur for policies that are not variable adjustable life insurance policies but contain Indexed Accounts:

a.	All future premium payments will be allocated to the Fixed Account;

b.	Transfers from the Fixed Accounts to the Indexed Accounts are not allowed;

c.	The segment reallocation percentages will be set to allocate all amounts to the Fixed Account and cannot be changed while on claim; and

At the end of the Period of Coverage, the following will occur:

a.	We must receive written instructions from You to change the segment reallocation percentages and the premium allocation percentages;

b.

The portion of the Policy Value greater than Indebtedness due to Us, will remain in the Fixed Account until Written Request is made to transfer it to any Indexed Accounts. Any such transfer shall follow the transfer provisions of the policy.

4.	Once Monthly Benefit Payments begin the following will occur for variable adjustable life insurance policies:

a.	Any value in the Subaccounts will be transferred to the Fixed Account;

b.	All future premium payments will also be allocated to the Fixed Account;

c.	Transfers to the Subaccounts and Indexed Accounts are not allowed;

d.	The segment reallocation percentages on any Indexed Accounts will be set to allocate all amounts to the Fixed Account and the segment reallocation percentages cannot be changed while on claim.

At the end of the Period of Coverage, the following will occur:

a.	We must receive written instructions from You to change the segment reallocation percentages and the premium allocation percentages;

b.

The portion of the Policy Value greater than Indebtedness due to Us, will remain in the Fixed Account until Written Request is made to transfer it to any Subaccounts or Indexed Accounts. This request must be made within 30 days after the end of the Period of Coverage and will be effective on the date We receive the request. If this request is made after 30 days, it follows the provisions of the policy.

5.

Immediately after each Monthly Benefit Payment, the policy death benefit will be reduced by the Monthly Benefit Payment prior to any reduction in the Monthly Benefit Payment due to loan repayments described below.

6.	Immediately after each Monthly Benefit Payment, other policy amounts will be recalculated as follows:

Adjusted Amounts = a x b/c

where:

a.	is the amount immediately prior to the Monthly Benefit Payment;

b.	is the new policy death benefit after the Monthly Benefit Payment adjustment described above;

c.	is the policy death benefit immediately prior to the Monthly Benefit Payment.

Policy amounts impacted by this adjustment include:

1.	Specified Amount;

2.	Policy Value less Indebtedness;

3.	Administrative charges;

4.	Surrender charges;

5.	Minimum initial monthly premium;

6.	Sum of the minimum monthly premiums;

7.	Any monthly no-lapse guarantee premiums;

8.	Sum of the monthly no-lapse guarantee premiums used in the determination of no-lapse guarantees;

9.	Sum of Premiums paid used in the determination of no-lapse guarantees and the minimum initial premium period;

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10.	No-lapse policy fees and no-lapse administrative charges;

11.	No-lapse expense premium;

12.	The cumulative no-lapse expense premium since issue that was previously subject to the level no-lapse premium expense charge;

13.	No-lapse value.

If there is outstanding Indebtedness at the time of a Monthly Benefit Payment, the Monthly Benefit Payment will be reduced to repay a portion of the loan. The amount of the loan repayment will equal:

a x b/c

where:

a.	is the amount of outstanding Indebtedness at the time of the Monthly Benefit Payment;

b.	is the Monthly Benefit Payment; and

c.	is the policy death benefit immediately prior the Monthly Benefit Payment.

Additional Riders on Policy. Acceleration of benefits under this rider will not affect the provisions or benefits of any accidental death benefit rider that may be attached to this policy.

CLAIM PROVISIONS

All claims information and medical records must be submitted in English.

Note: No benefits will be paid under this rider after the Proceeds payable at the Insured’s death have been paid.

Notice of Claim. You or Your representative must provide Us with a Written Request, or other request acceptable to Us, notifying Us of a claim within 30 days after a covered loss has been incurred or as soon as reasonably practical thereafter. You or Your representative may notify Us before a covered loss is incurred. Early notification can help greatly with the claim process. The notice should include:

1.	Your name;

2.	the Insured’s name (if not the same);

3.	the policy number;

4.	the type of care the Insured is receiving or plans to receive; and

5.	the address to which claim forms should be sent.

Claim forms. We will furnish the claimant with forms for filing Proof of Loss within 15 business days after We receive notice of claim, or as required by applicable law. If We do not provide the forms within 15 business days, You can comply with this rider’s Proof of Loss requirement by submitting a written statement regarding the nature and extent of the loss within the time limit specified in the Proof of Loss provision.

Proof of Loss. You or the Insured must provide, at no expense to Us, written Proof of Loss in a form satisfactory to Us at Our corporate office during the Insured’s lifetime and within 90 days after such loss. If it is not reasonably possible to give written proof in the time required, We shall not reduce or deny a claim for this reason.

Except in the event of legal incapacity, a Qualified Long-Term Care Service will not be considered if the Proof of Loss for that service is furnished more than one year after the end of the Calendar Month in which Qualified Long-Term Care Services were received.

In the event of legal incapacity, coverage of Qualified Long-Term Care Services where Proof of Loss is received beyond the date it is otherwise required will be limited to Qualified Long-Term Care Services supported by medical records or similar clinical evidence of legal incapacity that were actually incurred and which were documented in real time. However, the proof must be given to Us as soon as reasonably possible and during the Insured’s lifetime, and in no event, except in the absence of legal capacity, later than one year from the time specified.

Proof of loss includes:

1.	the fully completed claim forms We sent to You or the Insured;

2.

written documentation from a Licensed Health Care Practitioner certifying that the Insured is Chronically Ill as defined herein. Written certification must be renewed and submitted to Us every 12 months, otherwise payment of benefits will discontinue on the first day following the expiry of the 12-month period;

3.	a copy of the current Plan of Care as defined herein;

4.	documentation of on-going Qualified Long-Term Care Services; and

5.	signed consent from all irrevocable beneficiaries, if any, and all assignees, if any.

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Evaluation of Claims. In order to determine Eligibility for the Payment of Benefits, We must receive claim forms or a similar statement of claim and other Proof of Loss as described above. We will obtain additional information needed to evaluate the claim by working with the Insured, You, the Insured’s personal Physician, and others as appropriate. We will also obtain information from any Licensed Health Care Practitioners, agencies and other care providers the Insured may have consulted, if necessary to Us.

Time of Payment of Claims. Once the applicable Elimination Period has been met, benefit payments will be made promptly upon Our receipt and evaluation of the claim forms (or written statement of claim), Proof of Loss as described above, and evidence of the Insured’s continued eligibility. We will send an Explanation of Benefits with each benefit payment. All benefits will be payable to You.

Physical Examinations. We reserve the right to verify that all of the criteria for initial and ongoing eligibility for benefits have been satisfied. We, at Our own expense, reserve the right to have the Insured examined by a Licensed Health Care Practitioner of Our choice to assess his or her status of being Chronically Ill when We deem it necessary to determine initial or ongoing eligibility for benefits.

Appeals. We will provide notice in writing if We do not approve a request for benefits under this rider. We will provide a written explanation of the reasons for the denial. You or the Insured have the right to appeal Our claims decision by submitting an appeal to Us in writing within 120 days of when Our decision was received by You. Such appeal should include:

1.	a statement explaining the basis for the appeal;

2.	any additional information that has not been considered in Our review; and

3.	contact information for those in possession of pertinent information regarding the services rendered or medical condition of the Insured.

All requests for additional information will be made at Our expense.

Upon further evaluation of the appeal and within 30 days of receipt of the additional information We will either:

1.	overturn the initial denial and pay any benefits due; or

2.	uphold the initial denial.

We will provide the determination of Our appeal and the factors bearing on that determination in writing.

Once You have exhausted Our internal review process described above, You have the right to have Our decision reviewed by an independent external reviewer. Upon Our determination under the review process, We will provide You with information related to the independent external review process.

Appeals related to this rider shall comply with the laws of the state in which this rider was delivered or issued for delivery.

Recertification. For continued Monthly Benefit Payments under this rider, a Licensed Health Care Practitioner must recertify every 12 months that the Insured is still a Chronically Ill Individual receiving Qualified Long-Term Care Services pursuant to a Plan of Care. Otherwise, benefit payments will Terminate at the end of the 12-month period or, if earlier, as specified in the Period of Coverage provision of this rider.

Cross Border Rules. Benefits will be paid for similar services obtained in a state other than the policy issue state if benefits for those services would have been paid in the policy issue state, irrespective of any facility licensing, certification or registration requirement (or similar requirements) differences between the states.

Notice of Release. You or the Insured must submit immediate notice to Us at Our corporate office when the Insured’s confinement in a Nursing Home, Assisted Living or Hospice Care Facility is no longer required, or the Insured is no longer receiving Home Health Care.

Legal Actions. You may not bring any legal action against Us if You are seeking benefits under this rider until 60 days after proof of loss has been received by Us, or any longer period as may be required by applicable laws in the state where the policy is delivered or issued for delivery. You cannot sue after the greater of:

1.	the expiration of the applicable statute of limitations for the jurisdiction in which this rider is delivered; or

2.	three years from the time proof of loss is required to be given in writing.

All sections of the Claim Provisions noted above are subject to the applicable laws of the state in which this policy is delivered or issued for delivery.

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GENERAL PROVISIONS

General. This rider is part of the policy. Its benefit is subject to all terms of this rider and the policy. All provisions of the policy continue to apply except as specifically modified by this rider. This rider has no cash or loan values. Terms not defined herein are defined in the policy.

Representations. All statements made in the application for this rider by or on behalf of the Insured will, in the absence of fraud, be deemed representations and not warranties.

Misstatement in Age or Sex. If the Insured’s age or sex (unless issued on a unisex basis) has been misstated, the benefits provided by this rider will be the amount that the most recent rider cost of insurance charge would provide at the correct age or sex (unless issued on a unisex basis). If the Insured’s correct age on the date of this rider became effective was such that We would not have issued this rider, then Our liability will be limited to the refund of all charges made for this rider.

Fraud/Recovery. If We determine that benefits have been paid under the policy or this rider as a result of fraudulent actions, We have the right to recover those benefit amounts. We may recover those benefit amounts directly from You or by reducing any subsequent benefit payments under the policy or this rider. We will determine the manner in which We seek recovery of benefit payments made under fraudulent conditions.

Incontestability Period. A misstatement by You or the Insured in the application for the policy or this rider may be used to rescind (void) or cancel this rider or deny an otherwise valid claim. Reinstatement of the policy or this rider shall trigger the start of a new incontestability period, beginning on the date of reinstatement.

During the first six months following the effective date of this rider, We may take such action only if the misstatement was material to the issuance of this rider. After the first six months, but before the end of two years, We may take such action only if the misstatement was material to both the issuance of this rider and the claim for which benefits are being sought.

After this rider has been In Force for two years from the effective date of this rider, We can take such action only if We can show that You or the Insured knowingly and intentionally misrepresented relevant facts relating to the Insured’s health. No benefits will be paid under this rider if it is rescinded or canceled.

Grace Period. This rider is subject to the terms of the Grace Period provision of the policy to which it is attached.

Unintentional Lapse. You have the right to designate someone else, in addition to You, to received notice of lapse or Termination of this Policy for nonpayment of premium. Your application shows whom You have designated to receive these notices. At any time, You can direct Us, in writing, to change Your designation and send the notices to someone else, We will inform You of Your right to change the person named no less often than once every two years. The notice will be given by the first-class United States mail, postage prepaid, or by other method You agree to; and notice may not be given until 30 days after a premium is due and unpaid.

Rider Termination. This rider will Terminate, and no further benefits will be payable (except as provided under the Extension of Benefits provision of this rider), on the earliest of the following:

1.	the beginning of the policy month that coincides with or next follows the date We receive Your Written Request to Terminate this rider;

2.	upon Termination of the policy;

3.	the date of death of the Insured;

4.	the date when the benefits paid under this rider equal the current Rider Specified Amount; or

5.	the date You request payment under an Accelerated Death Benefit Rider due to terminal illness of the Insured.

Reinstatement. If the policy to which this rider is attached is reinstated, this rider may also be reinstated provided that:

1.	the rider was In Force on the date of lapse;

2.	satisfactory evidence of insurability is provided; and

3.	We have received Your Written Request within six months from the end of the grace period.

After reinstatement, this rider will only provide benefits for Qualified Long-Term Care Services that are received on or after the date of reinstatement, subject to the terms and conditions of the policy and this rider.

If, however, the Insured is a Chronically Ill Individual when the policy and this rider lapse, the policy and this rider may be reinstated provided that the reinstatement payment required under the base policy is submitted to Us and:

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1.	the rider was In Force on the date of lapse;

2.	in lieu of submitting evidence of insurability, We receive satisfactory proof that the Insured was a Chronically Ill Individual on the date of lapse; and

3.	We receive the reinstatement request and satisfactory proof within five months of the date of lapse.

If the policy and rider are reinstated under these conditions, the rider will provide benefits for Qualified Long-Term Care Services as if the rider had never lapsed, subject to the terms and conditions of the policy and this rider.

When an application for reinstatement is required, We must give You notice of approval or disapproval within 45 days after We receive the application. We will reinstate this rider as soon as it is approved. If We do not notify You within the 45-day period, this rider will be automatically reinstated on the 45th day.

Reinstatement of the policy or rider shall trigger the start of a new incontestability period, beginning on the date of reinstatement.

Conformity with Interstate Insurance Product Regulation Commission Standards. This rider was approved under the authority of the Interstate Insurance Product Regulation Commission (IIPRC) and issued under the Commission standards. Any provision of this rider that on the provision’s effective date is in conflict with the applicable IIPRC standards for this product type in effect as of the provision’s effective date of Commission policy approval is hereby amended to conform to the applicable IIPRC standards in effect as of the provisions’ effective date of Commission policy approval.

Conformity with Internal Revenue Code. If, on or after the Policy Date, this rider does not comply with the requirements of the Code, it will be treated as if it had been changed to comply with those requirements. We will inform You in writing of any required change in the provisions of this rider. You will be given the choice of accepting the change or retaining this rider without that change.

If You reject the change, the rider may no longer be tax-qualified under the Code, and You should consult a financial planning professional and independent tax advisor.

Effective Date of this Rider. The effective date of this rider is the Policy Date of the policy unless a different date is shown under Policy Data.

RiverSource Life Insurance Company

Secretary

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